UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of JULY 2006.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  July 17, 2006                       /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                       JULY 19, 2006

                     TUMI RESOURCES TO UNDERTAKE AIRBORNE EM
            GEOPHYSICAL SURVEY IN THE BERGSLAGEN DISTRICT OF SWEDEN

VANCOUVER, CANADA - TUMI RESOURCES LIMITED ("TUMI" AND/OR THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). David Henstridge, President, is pleased to announce the signing of an airborne electromagnetic geophysical survey contract (the "Survey") to be performed by Skytem of Denmark over the Company's Oster Silvberg, Tomtebo and Vitturn projects in the Bergslagen District of Sweden. The Survey, which is scheduled to commence in late August 2006, will total approximately 500 line-kilometres with line spacings of 100 metres and covering an area of 50 km(2).

OSTER SILVBERG: The Oster Silvberg mine, located 27 km south of the city of Falun, was once the chief producer of silver in Sweden in the fourteenth and fifteenth centuries, but there has been no production since the mid-1920's. The host rock is generally a metamorphosed, fine-grained, bedded potassic rhyolite tuff. Near the ore contacts, the rock is often classified as an "ore quartzite" which is actually the tuff that has been altered to mostly quartz, garnet, mica, minor andalusite and other metamorphic minerals. The mineral bodies at Oster Silvberg are found in cross-fractures, spatially related to the metamorphosed tuff formations, which appear to have been formed by the regional folding that deformed the host rocks.

The principal ore was an argentiferous galena that formed a columnar body to the 220 metre level of the mine. Flanking the galena to the north and southeast occur some narrower pyrite-sphalerite orebodies containing very little galena and traces of chalcopyrite, quartz and fluorite. Complete mine production and grade records are not available. Early records indicate that silver production exceeded 32,000 ozs per year. One tabulation shows a total of only 2,900 ozs of silver mined in thirteen different years between 1636 and 1920: the mine suffered several shut-downs in these centuries due to rock caves. Various assays from the seventeenth and eighteenth centuries show that the Oster Silvberg galena carried from 1,053 to 4,335 g/t silver. In addition, the produced silver contained about 10% gold (from 100 to 430 g/t.)

The airborne survey will cover roughly 9 km strike length of favourable geology that hosts the Oster Silvberg deposit. The area being flown is largely covered by forest.

TOMTEBO: The historic Tomtebo mine is located 25 km southeast of the city of Falun, Sweden. Earliest records indicate that the Tomtebo mine was first discovered and developed in the mid-seventeenth century, but detailed production records were kept only in the early part of the twentieth century. The mine has been closed since 1969. The host rocks are cordierite quartzite and mica schists which grade into biotite-andalusite bearing quartzite. These rocks are derived from highly potassic rhyolite tuffs.

Copper ore at the Tomtebo mine occurred in small folds as lenses or stringers in an anticline. Between 1836 and 1837, 1,841 tons of copper and 1,077 tons of sulphur were produced. The copper content of the ore varied from 3.0% to 5.3% between the years 1915 and 1919. The average ore grade during the last phase of mining, between 1965 and 1969, was about 1% copper, 1% zinc and 35% sulphur. An assay of fairly pure chalcopyrite (copper ore) gave 140 g/t silver and 9 g/t gold.

The survey will test roughly a 3 km strike length of the mineralized horizon. Tomtebo forms a small resistent knoll surrounded by flat farming land.

VITTURN: A report on this area, discovered recently by the Company in the Swedish Geological Survey library (Goran Fredrikson (1977)), revealed that a ground magnetic and Slingram (electromagnetic) survey had been undertaken over part of the Vitturn licence. The Slingram suvey defined a very strong anomaly approximately 250m long and 50m wide and is reported as a steeply dipping good electrical conductor. As impregnations of lead and zinc sulphide mineralization within limestone were located about 200m to the NW of this conductor, the Company believes this is a highly prospective target. No drilling is known to have been undertaken within the area. It is believed the airborne EM will define the exact location of this Slingram target and may define further drill targets hidden beneath the Vitturn licence.


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Tumi Resources Limited
News Release July19, 2006, cont........



The property is underlain mostly by metamorphosed felsic volcanics with lesser limestone and dolostone. The formations seem to bend from a dominantly north-south trend at the southern part of the property to dominantly northeast-southwest at the eastern end of the claim. The airborne survey will cover about 9 km of projected strike length of the favourable horizon.

The qualified person for Tumi's projects, David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has visited the project areas in the Bergslagen District, Sweden, and has verified the contents of this news release.

On behalf of the Board,                       COMPANY CONTACT:
                                              Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                          or email: mbermudez@chasemgt.com
-----------------------                       website: www.tumiresources.com
David Henstridge,
President & CEO                               INVESTOR INFORMATION CONTACT:
                                              Mining Interactive
                                              Nick L. Nicolaas at (604) 657-4058
                                              or email: nicolaas@attglobal.net


FORWARD LOOKING STATEMENTS This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.



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